# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Gladstone Alternative Income Fund, CIK 0002026098
CUSIP: 37653U105
Title of class of securities: Common Shares of beneficial interest, $0.001 par value per share
Address of issuer's principal executive offices: 1521 Westbranch Drive, Suite 100, McLean, Virginia (VA), 22102
Date of event which requires filing of this statement: 12/17/2024
Amends the filing with accession number 0001193125-24-278435
Filed by CIK 0001728707
Persons authorized to receive notices and communications: Michael LiCalsi, 1521 Westbranch Drive, Suite 100, McLean, Virginia (VA), 22102, (703) 287-5800

## Reporting persons
- Gladstone Companies, Ltd. (CIK 0001728707): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 1,010,000; shared voting power 0; sole dispositive power 1,010,000; shared dispositive power 0; aggregate amount beneficially owned 1,010,000 (49.9% of the class)
  Comment: This percentage is calculated based upon 2,023,400 shares of the Issuer's common shares of beneficial interest issued and outstanding as of December 17, 2024.
  
  (1) Solely in its capacity as the sole shareholder of The Gladstone Companies, Inc.
- The Gladstone Companies, Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,010,000; shared voting power 0; sole dispositive power 1,010,000; shared dispositive power 0; aggregate amount beneficially owned 1,010,000 (49.9% of the class)
  Comment: This percentage is calculated based upon 2,023,400 shares of the Issuer's common shares of beneficial interest issued and outstanding as of December 17, 2024.
- David Gladstone: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 1,010,000; shared voting power 0; sole dispositive power 1,010,000; shared dispositive power 0; aggregate amount beneficially owned 1,010,000 (49.9% of the class)
  Comment: This percentage is calculated based upon 2,023,400 shares of the Issuer's common shares of beneficial interest issued and outstanding as of December 17, 2024.
  
  (1) Solely in his capacity as the sole shareholder of The Gladstone Companies, Ltd. and an executive officer and director of The Gladstone Companies, Inc.
- Gladstone Capital Corporation: type of reporting person: corporation (CO), investment company (IV); citizenship or place of organization: Maryland (MD); source of funds: working capital (WC); sole voting power 0; shared voting power 500,000; sole dispositive power 0; shared dispositive power 500,000; aggregate amount beneficially owned 500,000 (24.7% of the class)
  Comment: This percentage is calculated based upon 2,023,400 shares of the Issuer's common shares of beneficial interest issued and outstanding as of December 17, 2024.
- Gladstone Investment Corporation: type of reporting person: corporation (CO), investment company (IV); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 500,000; sole dispositive power 0; shared dispositive power 500,000; aggregate amount beneficially owned 500,000 (24.7% of the class)
  Comment: This percentage is calculated based upon 2,023,400 shares of the Issuer's common shares of beneficial interest issued and outstanding as of December 17, 2024.
- Gladstone Management Corporation: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (49.4% of the class)
  Comment: This percentage is calculated based upon 2,023,400 shares of the Issuer's common shares of beneficial interest issued and outstanding as of December 17, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Shares of beneficial interest, $0.001 par value per share
Name of issuer: Gladstone Alternative Income Fund
Address of issuer's principal executive offices: 1521 Westbranch Drive, Suite 100, McLean, Virginia (VA), 22102
Comment: The Schedule 13D originally filed with the Securities and Exchange Commission on December 13, 2024 (the "Original Statement") by The Gladstone Companies, Inc. and the other persons named therein (the "Prior Statement") is hereby amended and supplemented by this Amendment No. 1 to Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Prior Statement. Except as otherwise provided herein, each Item of the Prior Statement remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(c) Item 5(c) of the Prior Statement is hereby amended and supplemented as follows:

On December 17, 2024, TGC used working capital to purchase an additional 500,000 Common Shares from the Issuer at an aggregate purchase price of $5.0 million (or $10 per Common Share). Also on December 17, 2024, each of GLAD and GAIN used their respective working capital to purchase an additional 250,000 Common Shares from the Issuer at an aggregate purchase price of $2.5 million (or $10 per Common Share).

## Signatures
- Gladstone Companies, Ltd.: /s/ David Gladstone, David Gladstone/Chief Executive Officer (12/18/2024)
- The Gladstone Companies, Inc.: /s/ David Gladstone, David Gladstone/Chief Executive Officer (12/18/2024)
- David Gladstone: /s/ David Gladstone, David Gladstone (12/18/2024)
- Gladstone Capital Corporation: /s/ David Gladstone, David Gladstone/Chief Executive Officer (12/18/2024)
- Gladstone Investment Corporation: /s/ David Gladstone, David Gladstone/Chief Executive Officer (12/18/2024)
- Gladstone Management Corporation: /s/ David Gladstone, David Gladstone/Chief Executive Officer (12/18/2024)